SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule TO

Tender Offer Statement

under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

(Amendment No. 3)

NORTHSTAR REALTY FINANCE LIMITED PARTNERSHIP

(Name of Subject Company (Issuer))

NORTHSTAR REALTY FINANCE CORP.

NORTHSTAR REALTY FINANCE LIMITED PARTNERSHIP

(Name of Filing Person (Offeror))

7.50% Exchangeable Senior Notes Due 2031

(Title of Class of Securities)

66705PAA1

(CUSIP Number of Class of Securities)

Ronald J. Lieberman, Esq.

NorthStar Realty Finance Corp.

399 Park Avenue, 18th Floor

New York, New York 10022

(212) 547-2600

(Name, address and telephone number of person authorized

to receive notices and communications on behalf of filing person)

With copies to:

Robert W. Downes Sullivan & Cromwell LLP 125 Broad Street New York, New York 10004 (212) 558-4000	Daniel M. LeBey David S. Freed Hunton & Williams LLP 200 Park Avenue New York, New York 10166 (212) 309-1000

CALCULATION OF FILING FEE

Transaction valuation(*)	Amount of Filing Fee(**)
$432,371,250	$55,690

*                                         Calculated solely for the purpose of determining the filing fee. Pursuant to Rule 0-11(b)(2) and Rule 0-11(a)(4) of the Securities Exchange Act of 1934, as amended, the filing fee is calculated based on the product of (i) $2,506.50, which was the average of the bid and asked price of a 7.50% Exchangeable Senior Notes due 2031 on February 21, 2014, and (ii) the quotient of (x) $172,500,000, the aggregate principal amount at maturity of the 7.50% Exchangeable Senior Notes due 2031 which are sought for exchange, and (y) $1,000.

**                                  The amount of the filing fee calculated in accordance with Rule 0-11(a)(2) of the Securities Exchange Act of 1934, as amended, by multiplying .0001288 by the aggregate transaction value.

☒                                  Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$55,690	Filing Party:	NorthStar Realty Finance Corp.
Form or Registration No.:	Form S-4 (333-194245)	Date Filed:	February 28, 2014

☐                                    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐                                    third-party tender offer subject to Rule 14d-1.

☒                                  issuer tender offer subject to Rule 13e-4.

☐                                    going-private transaction subject to Rule 13e-3.

☐                                    amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Amendment No. 3 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed on February 28, 2014 with the Securities and Exchange Commission (the “SEC”), relating to the offer by NorthStar Realty Finance Corp., a Maryland corporation (the “Company”) to exchange up to $432,371,250 of its 3.00% Senior Notes due 2014 for any and all outstanding 7.50% Exchangeable Senior Notes due 2031 of NorthStar Realty Finance Limited Partnership, a Delaware limited partnership and the operating partnership of the Company (the “Operating Partnership”).

This Amendment is filed on behalf of the Company and the Operating Partnership. The information set forth in the Registration Statement of NorthStar Realty Finance Corp. on Form S-4 filed with the SEC on February 28, 2014 (the “Registration Statement”), including all exhibits thereto, is hereby amended and supplemented as set forth below. Capitalized terms used but not otherwise defined herein shall have the meaning ascribed to such terms in the Registration Statement.

Item 3.  Identity and Background of Filing Person.

(a) - (c)   Name and Address; Business and Background of Entities; Business and Background of Natural Persons.

The Company and the Operating Partnership are the filing persons. The Operating Partnership is the subject company. The Company is the sole general partner and parent company of the Operating Partnership. The information set forth in Item 2(a) of the Schedule TO filed on February 28, 2014 is incorporated herein by reference.

Pursuant to Instruction C to Schedule TO, the following persons are the executive officers and directors of the Company.

Name	Position

David T. Hamamoto	Chairman and Chief Executive Officer

Albert Tylis	President

Daniel R. Gilbert	Chief Investment and Operating Officer

Debra A. Hess	Chief Financial Officer

Ronald J. Lieberman	Executive Vice President, General Counsel, and Secretary

Daniel D. Raffe	Executive Vice President

Preston Butcher	Director

Stephen E. Cummings	Director

Judith A. Hannaway	Director

Oscar Junquera	Director

Wesley D. Minami	Director

Louis J. Paglia	Director

Sridhar Sambamurthy	Director

The address and telephone number of each director and executive officer is: c/o NorthStar Realty Finance Corp., 399 Park Avenue, 18th Floor, New York, New York, 10022, (212) 547-2600.

Pursuant to Instruction C of Schedule TO, NorthStar Realty Finance Corp. is the sole general partner of the Operating Partnership.  The executive officers and directors of NorthStar Realty Finance Corp. are listed above.  The address and telephone number of the sole general partner of the Operating Partnership and each director and executive officer of the general partner is: c/o NorthStar Realty Finance Corp., 399 Park Avenue, 18th Floor, New York, New York, 10022, (212) 547-2600.

Item 4.  Terms of the Transaction.

(b)                                 Purchases.

The Company and the Operating Partnership do not believe that any Old Notes are owned by any officer, director or affiliate of the Company or the Operating Partnership and therefore no Old Notes will be purchased by the Company or the Operating Partnership from any such persons in the Exchange Offer.

Item 8.  Interest in the Securities of the Subject Company.

(a)                                 Securities Ownership.

To the best knowledge of the Company and the Operating Partnership, no Old Notes are beneficially owned by any person whose ownership would be required to be disclosed by this item.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 19, 2014

NorthStar Realty Finance Corp.

By:	/s/ RONALD J. LIEBERMAN

Name: Ronald J. Lieberman
Title: Executive Vice President, General Counsel, and Secretary

NorthStar Realty Finance Limited Partnership

By:	NorthStar Realty Finance Corp.,
its sole general partner

By:	/s/ RONALD J. LIEBERMAN

Name: Ronald J. Lieberman
Title: Executive Vice President, General Counsel, and Secretary